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[RFS LOGO]

850 Ridge Lake Boulevard, Suite 220
Memphis, Tennessee 38120
901.767.7005  fax 901.818.5260





                                January 4, 2001

Via EDGAR and Facsimile (202) 942-0635
Mr. Andrew Brady
Securities & Exchange Commission
405 Fifth Street, N.W.
Washington D.C. 20549

Re:   Withdrawal of Registration Statement on Form S-3 (File No. 333-46864)

Dear Mr. Brady:

     Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, (the "Securities Act"), RFS Hotel Investors, Inc. (the "Company") hereby requests the withdrawal of its Registration Statement on Form S-3 filed on September 28, 2000 (File No. 333-46864) (the "Registration Statement") and all exhibits thereto. The Registration Statement was filed to cover the resale of up to 1,200,000 shares of the Company's common stock issuable to RFS, Inc., a subsidiary of Hilton Hotels Corporation. The 1,200,000 shares of the Company's common stock covered by the Registration Statement are no longer issuable to RFS, Inc. and there is no need for the Registration Statement to remain on file.

     Thank you for your consideration of this request for withdrawal of the Registration Statement. Please call me at (901) 767-7005 or our counsel, David Wright, at (804) 788-8638 if you have any questions.


                                 Sincerely,

                                 RFS Hotel Investors, Inc.


                                 By:  /s/ Kevin M. Lucbbers
                                      ---------------------
                                 Name: Kevin M. Lucbbers
                                 Title: Executive Vice President, Treasurer and
                                        Secretary and Attorney-In-Fact for the
                                        Registration Statement